SRK Consulting (Canada) Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

CERTIFICATE OF QUALIFIED PERSON

I, Dr. Gilles Arseneau, residing in North Vancouver, British Columbia do hereby certify that:

1.	I am an Associate Consultant with the firm of SRK Consulting (Canada) Inc. (“SRK”) with an office at Suite 2200-1066 West Hastings Street, Vancouver, BC, Canada.

2.	This certificate applies to the report entitled: “NI 43-101 Technical Report – Timok Copper-Gold Project, Serbia: Upper Zone Prefeasibility Study and Resource Estimate for the Lower Zone”, prepared for Nevsun Resources Ltd. (the “Issuer”), dated August 7 2018, with an effective date June 19, 2018 (the “Technical Report”).

3.	I am a graduate of the University of New Brunswick with a B.Sc. (Geology) degree obtained in 1979, the University of Western Ontario with an M.Sc. (Geology) degree obtained in 1984 and the Colorado School of Mines with a Ph.D. (Geology) obtained in 1995. I have practiced my profession continuously since 1995.

4.	I am a Professional Geoscientist registered with the Association of Professional Engineers & Geoscientists of British Columbia (# 23474).

5.	I visited the Timok property on 29 May to June 1, 2018.

6.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I am a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43 101F1.

7.	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

8.	I accept professional responsibility for sections 1.2, 1.3.2, 2.2.1.2, 2.3, 7.3.2, 10.3.2, 10.5, 11.4, 11.5, 12.2, 13.3, 14.2, 14.4, 14.6, 14.8, 14.10, 14.12, 14.14, 14.16, 14.18, 14.20, 14.22, 14.24, 14.26, 14.28, 14.30, 25.1, 26.1, 26.3.2 and relevant content in Section 1.14.

9.	I had prior involvement with the subject property by contributing to the internal technical studies.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

SRK Consulting (Canada) Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Signed and dated on this 7th day of August, 2018.

“Original Signed and Sealed”

Dr. Gilles Arseneau, P. Geo.
Associate Consultant
SRK Consulting (Canada) Inc.